UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                              April 6, 2021


  Via Email

  Thomas E. Walker, Jr., Esq.
  Jones Walker LLP
  190 East Capitol Street, Suite 800
  Jackson, MS 39201

          Re:     Peoples Financial Corporation
                  Preliminary Proxy Statement on Schedule 14A
                  Filed on April 2, 2021
                  File No. 001-12103

  Dear Mr. Walker:

         We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

         Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to the filing and the information you provide in response to this letter, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary proxy statement unless otherwise indicated.

  Preliminary Proxy Statement

  I. General, page 2

      1. We note the following statement:    Officers, directors, and employees
of The Peoples
         Bank (the    Bank   ) also may solicit Proxies personally.    Please
describe the class or
         classes of employees of the Bank that may solicit Proxies and the manner and nature of their employment for such purpose. See Item 4(b)(2) of Schedule 14A.

      2. Please provide the disclosure required by Item 4(b)(4) of Schedule
14A.
 Thomas E. Walker, Jr., Esq.
c/o Peoples Financial Corporation
April 6, 2021
Page | 2

Proxy Contest, page 3

   3. We note the following statement:    The Stilwell Group has filed
preliminary proxy
      material with the SEC indicating its intent to solicit proxies in support of its candidate.
      Please revise this statement in light of the fact that the Stilwell Group filed its definitive proxy statement on March 29, 2021. Please make conforming changes to the similar statement on page 8.

Item 1: Election of Directors, page 4

   4. The first paragraph of this section indicates that shareholders may elect[] to abstain or to
      withhold    their votes. However, the preliminary proxy card only allows shareholders to
      either vote    for    a nominee or    withhold    a vote for a nominee.
Please reconcile this
      discrepancy.

   5. Please provide the information required by Item 5(b)(1) of Schedule 14A with respect to
      each of the Company   s nominees.

   6. We note the following statement:    Should any of these nominees be
unable to accept the
      nomination, the shares voted in favor of the nominee will be voted for such other person,
      if any, as the Board of Directors shall nominate.    Please confirm that
in the event that
      the Board of Directors selects a substitute nominee prior to the Annual Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

III. Corporate Governance, page 7

   7. Please provide the information required by Item 7(a) of Schedule 14A.

Form of Proxy

   8. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is
      absolute inasmuch as it can unconditionally be exercised    [s]uch other
business as may
      properly come before the Annual Meeting . . . .

                                          *       *      *
 Thomas E. Walker, Jr., Esq.
c/o Peoples Financial Corporation
April 6, 2021
Page | 3

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-8729.


                                                           Sincerely,

                                                           /s/ Valian A. Afshar

                                                           Valian A. Afshar
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions